(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-F	Washington, D.C. 20549
☐ Form 20-K
☒ Form 10-Q	FORM 12b-25
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

Commission File Number: 000-26299

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT

THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Ariba, Inc.

Full Name of Registrant

Former Name if Applicable

807 11th Ave.

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94089

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On February 23, 2006, the registrant filed a Current Report on Form 8-K disclosing a change in its Certifying Accountant. Given the timing of the change, the review of the Registrant’s interim financial information by the Certifying Accountant for the registrant’s second fiscal quarter ended March 31, 2006 is not complete.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James W. Frankola (Name)	(650) (Area Code)	390-1000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 26, 2006, the registrant issued a press release containing its preliminary unaudited condensed consolidated statements of operations for the three and six month periods ended March 31, 2006. As was disclosed in those financial statements, the registrant’s preliminary results of operations for the three and six month periods ended March 31, 2006 changed significantly from its results of operations for the three and six month periods ended March 31, 2005.

The registrant’s preliminary total revenues for the three and six month periods ended March 31, 2006 were $73.7 million and $150.0 million, respectively, compared to total revenues for the three and six month periods ended March 31, 2005 of $81.3 million and $168.2 million, respectively. The registrant’s preliminary net loss for the three and six month periods ended March 31, 2006 was $4.4 million and $8.0 million, respectively, or $0.07 and $0.12 per share, respectively, compared to a net loss for the three and six month periods ended March 31, 2005 of $6.9 million and $53.6 million, respectively, or $0.11 and $0.85 per share, respectively.

Although the Certifying Accountant’s review described in Part III above is not complete, the registrant expects that it will incur an additional approximately $250,000 in stock-based compensation expense related to its employee stock purchase plan for the three and six month periods ended March 31, 2006, respectively, compared to the preliminary results of operations for those periods as reported in the April 26, 2006 press release. In addition, the registrant expects that it will incur a benefit of approximately $2.0 million for the three and six month periods ended March 31, 2006 compared to the preliminary results of operations for those periods as reported in the April 26, 2006 press release, in connection with the reversal of a prior-period commissions accrual.

Safe Harbor Statement under the Private Securities Litigation Reform Act 1995: Information disclosed herein involve the registrant’s expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included herein are based upon information available to the registrant as of the date hereof, and the registrant assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to the registrant’s operating and financial results to differ materially from its current expectations include, but are not limited to: delays in development or shipment of new versions of the registrant’s products and services; lack of market acceptance of the registrant’s existing or future products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by major competitors; the ability to attract and retain qualified employees; difficulties in assimilating acquired companies; long and unpredictable sales cycles and the deferrals of anticipated orders; declining economic conditions; inability to control costs; changes in the registrant’s pricing or compensation policies; significant fluctuations in the registrant’s stock price; the outcome of and costs associated with pending or potential future regulatory or legal proceedings; the impact of acquisitions, including the disruption or loss of customer, business partner, supplier or employee relationships; and the level of costs and expenses incurred by the registrant as a result of such transactions. Factors and risks associated with its business, including a number of the factors and risks described above, are discussed in the registrant’s Form 10-K filed December 7, 2005 and in its Form 10-Q filed February 8, 2006.

Ariba, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ James W. Frankola
	Name:	James W. Frankola
	Title:	Executive Vice President and Chief Financial Officer

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